news release

ARCELORMITTAL, NUNAVUT IRON AND BAFFINLAND ANNOUNCE CHANGES TO BAFFINLAND BOARD OF DIRECTORS

Baffinland appoints new Chief Executive Officer

TORONTO 27 January 2011 / Luxembourg 28 January 2011 - ArcelorMittal, Nunavut Iron Ore Acquisition Inc. (together the "Offerors") and Baffinland Iron Mines Corporation (“Baffinland”) today announced changes to the Baffinland Board of Directors. Effective immediately, the Baffinland Board of Directors has accepted the resignations of Richard D. McCloskey, Grant Edey, John W. Lydall, Russell Cranswick and Gordon Watts. The Baffinland Board of Directors has been expanded to eleven directors and the open board seats have been filled by the following directors – Aditya Mittal, Sudhir Maheshwari, Phil du Toit, Peter Kukielski, Carole Whittall, André La Flèche, Bruce Walter and Jowdat Waheed.

Aditya Mittal has been appointed Chair of the Baffinland Board of Directors and Phil du Toit has been named President and Chief Executive Officer of Baffinland.

Daniella Dimitrov, Gary Fietz and Ronald Simkus will continue as directors on the Baffinland Board of Directors.

"The Board would like to thank Richard, Grant, John, Russell and Gordon for their dedication to Baffinland and the Mary River Project" said Aditya Mittal, Chair of the Baffinland Board of Directors.

The Offerors have today paid for the common shares of Baffinland (“Common Shares”) and Common Share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the "2007 Warrants") tendered up to January 24, 2011 to their outstanding offer (the “Offer”) of C$1.50 per Common Share and C$0.10 per 2007 Warrant and now own 61% of the outstanding Common Shares (on a non-diluted basis).

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.